EXHIBIT 1.01

HP INC. CONFLICT MINERALS REPORT PURSUANT TO RULE 13P-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934
Introduction
HP Inc. (“HP”, “we,” “us” or “our”) presents this Conflict Minerals Report for the reporting period of January 1, 2025 to December 31, 2025, to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”) and associated guidance issued by the Securities and Exchange Commission (the “SEC”).
Companies subject to Rule 13p-1 are required to disclose their use of certain minerals if those minerals are “necessary to the functionality or production of a product” manufactured or contracted to be manufactured by those companies. Where minerals in this sense include tin, tantalum, tungsten, or gold (referred to as “3TG”). If products contain 3TG, a reasonable country of origin inquiry (“RCOI”) is required to determine whether such 3TG originated from the Democratic Republic of the Congo (the “DRC”) and/or adjoining countries1 (the “Covered Countries”). If a company believes or has reason to believe that any 3TG are or may have originated in a covered country, and are not sourced from recycled or scrap sources, the company must conduct due diligence to determine if the 3TG directly or indirectly financed or benefited armed groups that abuse human rights in the covered countries as defined by the SEC.
Our Business
HP is one of the world’s leading IT companies. The company has operations in more than 170 countries and delivers innovative and sustainable devices, services and subscriptions for printing, 3D printing, personal computing, hybrid work, gaming and other related technologies. Our Printing business provides consumer and commercial printer hardware, supplies, services, and solutions. Our Personal Systems business offers desktops, notebooks, and workstations (including HP’s portfolio of AI PCs and workstations), thin clients, retail point-of-sale (“POS”) systems, displays, hybrid systems, software, collaboration tools, and solutions including endpoint security and services.
HP Inc. is a corporation incorporated in the state of Delaware, with principal executive offices in Palo Alto, California. HP Inc. and its subsidiaries operate worldwide and are collectively known as HP. Unless otherwise specified or unless the context otherwise requires, this conflict minerals report covers HP Inc. and its consolidated subsidiaries.
The 3TG minerals are essential for the functionality or production of the majority of our hardware products as mentioned earlier, that we manufactured or contracted to manufacture during 2025. We do not directly purchase ore or 3TG from mines, and are many contractual tiers removed from them. The smelters or refiners (the “facilities”) in our minerals supply chain are in the best position to know the origin of the ores and 3TG. We rely on our suppliers to support our responsible minerals program and due diligence efforts by identifying the 3TG facilities and the materials, parts, components, or products containing or potentially containing 3TG that our suppliers provide to HP.
1 Adjoining countries include Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, and Zambia.

Overview of our Responsible Minerals Program and Commitment to Responsible Sourcing
HP’s commitment to responsible sourcing of minerals is articulated in its policy framework. In 2025, HP further strengthened this commitment through the issuance of its updated Responsible Minerals Sourcing Policy (“RMS Policy”), available at https://h20195.www2.hp.com/v2/GetDocument.aspx?docname=c09220351. The RMS Policy defines HP’s approach to the responsible sourcing of minerals, including 3TG and other applicable critical minerals. The policy is aligned with international recognized standards and places emphasis on human rights and environmental risk management. It cascades responsible minerals sourcing expectations throughout HP’s supply chain by requesting that suppliers using in-scope minerals conduct appropriate due diligence, source from third-party-verified facilities, and work to advance responsible sourcing practices.
While the primary focus of this report is on 3TG, HP has expanded its responsible minerals program to include additional minerals, such as cobalt, as well as nickel, lithium, and natural graphite. We are committed to conducting responsible sourcing practices and extending our commitment throughout our supply chain. We expect our suppliers to conduct their worldwide operations and source minerals responsibly and ethically from Conflict-Affected and High-Risk Areas (“CAHRAs”) as defined by Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Third Edition, OECD 2016) and the related Supplements (collectively, the “OECD Guidance2”), including the DRC and adjoining countries, as set forth in the RMS Policy. We engage in ongoing supplier outreach and communications regarding 3TG requirements, supplier expectations, and our objective of responsible minerals sourcing.
We are committed to respecting human rights in alignment with the United Nations Guiding Principles on Business and Human Rights (“UNGP”), and committed to advancing the use of responsibly-sourced minerals worldwide that do not directly or indirectly finance or benefit armed groups or abuse human rights in any way, rather than eliminate those originating in the Covered Countries or CAHRAs. HP, as a downstream company, does not directly purchase 3TG minerals from mines or processing facilities, nor does it have direct business relationships with these entities.
HP actively engages as an industry leader in responsible minerals sourcing and works with other businesses, nongovernmental organizations, government agencies, industry initiatives, and its extensive network of direct suppliers to advance the use of responsibly sourced minerals. HP works with industry peers and stakeholders to meet international standards, strengthen due diligence practices, and empower continuous improvement across minerals supply chains.
During the 2025 calendar year, we were an active member of the Responsible Minerals Initiative (“RMI”), where we sat on the RMI Steering Committee, and proactively engaged in RMI’s working groups, such as the Due Diligence Practice Team and the Emerging Minerals team, and we co-lead the China Smelter Engagement Team. By participating in these and other working groups, HP supports industry-wide progress by collaborating with industry peers and stakeholders, engaging with certain 3TG facilities directly and supporting the Responsible Minerals Assurance Process (“RMAP”) program to promote facility conformance and supply chain transparency.
We also engage with multi-stakeholder initiatives that promote responsible minerals sourcing and alignment with the OECD Guidance, including initiatives that support responsibly sourced minerals from the Covered Countries and CAHRAs. We are an active member of the European Partnership for Responsible Minerals (“EPRM”), where we collaborate with stakeholders from governments, industry, civil
2 The OECD Guidance distinguishes between “upstream” and “downstream” actors. Upstream refers to the minerals supply chain from the mine to the smelter or refiner, and upstream companies include miners, local traders or exporters, international concentrate traders, and mineral re-processors. Downstream refers to the minerals supply chain from smelters and refiners to retailers and includes companies like HP; it also includes metal traders, component manufacturers, product manufacturers, original equipment manufacturers and retailers.

society, and international organizations to address the complex mineral supply chain challenges, promote responsible sourcing, and encourage safe and responsible practices in the Artisanal and Small-Scale mining (“ASM”).
As part of our Responsible Minerals Sourcing Program, we support initiatives that expand access to third-party assurance and reduce barriers to participation for upstream actors. In 2025, we continued to extend our engagement in the upstream supply chain by actively participating in industry initiatives, such as the Initiative for Responsible Mining Assurance (“IRMA”) and the Alliance for Responsible Mining (“ARM”), to support on-the-ground activities in both large-scale mining (“LSM”) and ASM in CAHRAs and Covered Countries to assist with their compliance with downstream requirements. Engaging with the upstream supply chain beyond 3TG facilities remains a key component of our due diligence efforts, with the desire to support industry change and increase upstream program support to improve the sustainability and living environment of the affected communities worldwide.
Design and Implementation of Our Due Diligence Measures
We designed our due diligence measures to conform with the five steps of the OECD Guidance. In developing these measures, we took into account our individual facts and circumstances, including our downstream position in the minerals supply chain, the OECD recommendations for downstream actors that have no direct relationships to smelters or refiners, and the use of independent assessment programs to obtain information on smelters or refiners.
Consistent with the OECD Guidance, our due diligence has the following steps:
OECD Step 1: Establish Strong Company Management Systems
Policies and Procedures. HP has established strong management systems to support responsible minerals sourcing through our policies and procedures, including:
HP Inc. Responsible Minerals Sourcing Policy, available at https://h20195.www2.hp.com/v2/GetDocument.aspx?docname=c09220351;
HP Human Rights Policy, available at https://www8.hp.com/h20195/v2/GetDocument.aspx?docname=c05075378;
HP Supplier Code of Conduct, available at https://h20195.www2.hp.com/v2/getpdf.aspx/c04797684; and
HP’s General Specification for the Environment, available at https://h20195.www2.hp.com/v2/GetDocument.aspx?docname=c05998906.
These policies and procedures establish our expectations for HP suppliers who use 3TG in their products to adopt a responsible minerals policy, and design and implement due diligence measures for minerals sourcing to avoid violating human rights. In addition, we expect our suppliers to have similar expectations for their sub-tier suppliers.
Team. HP has a cross-functional management team to support the responsible minerals program. This team includes representatives from Responsible Sourcing, Procurement, Legal, and Global Trade departments with executive management from the Chief Sustainability Officer and Chief Enterprise Operations Officer (collectively, the “Responsible Minerals Team”). The Responsible Minerals Team has regular meetings to assess supplier performance, review program effectiveness, and drive continuous improvement.
System. HP maintains a “Supply Chain Transparency System” designed to identify 3TG facilities potentially present in HP’s supply chain. On an annual basis, HP surveys suppliers using the Conflict Minerals Reporting Template (“CMRT”), a supply chain survey tool designed by the RMI for this purpose. Then, we identify whether the potential 3TG facilities participate in the RMAP, or an equivalent independent assessment program,3 or source exclusively from recycled or scrap sources. We employ a database to assess due diligence information and maintain records relating to our responsible minerals program in accordance with the Responsible Business Alliance (“RBA”) guidelines.
Training and Capacity Building. HP provides training sessions to internal stakeholders and applicable suppliers to cascade our responsible minerals policy and requirements set forth in the procedures and contracts. In 2025, we updated the training materials, including a refreshed training video, to outline detailed requirements and timelines in advance of the CMRT campaign. These materials are made continuously available to suppliers or any of their sub-tier suppliers. In addition, we conducted individual engagement sessions with suppliers on a case-by-case basis when tailored guidance was needed.
Supplier Performance Monitoring. Our suppliers’ 3TG minerals performance is communicated through the “Supplier Scorecard,” which includes metrics on suppliers’ adherence to our responsible minerals expectations. This scorecard is used by HP in business reviews with suppliers and provides key input into business decisions.
Grievance Mechanism. HP’s grievance mechanism is available internally and externally on our website https://investor.hp.com/governance/integrity-at-hp/default.aspx, as well as via an email address at humanrights@hp.com, to report concerns, including those related to responsible minerals. Also, HP supports the Minerals Grievance Platform https://dev.mineralsgrievanceplatform.org/, which is an independently managed cross-industry platform that is monitored and triggers investigations by RMI, the London Bullion Market Association, the Responsible Jewellery Council, and other stakeholders.
OECD Step 2: Identification and Assessment of Risks in the Supply Chain
HP identifies and assesses its 3TG minerals risks through its Supply Chain Transparency System. The system is designed to support the Responsible Minerals Team in systematically surveying, collecting, and analyzing information relating to 3TG facilities’ use of tin, tantalum, tungsten, and gold in the supply chain for our products.
Identify the in-scope suppliers and assess the responses. Suppliers providing materials, parts, components, or products containing or potentially containing 3TG in HP products are required to source 3TG responsibly. We generate a list of in-scope suppliers and request them to provide declarations using the CMRT for each reporting year. Each CMRT undergoes a two-step analysis. The first step is conducted by an employed database to assess CMRT consistency and completeness, followed by a manual review conducted by HP’s Responsible Minerals Team. Suppliers are required to make improvements if any deficiencies or potential inaccuracies are identified during this two-step process.
Identify the 3TG facilities and access their due diligence practices. We identify the 3TG facilities potentially in HP's supply chain for each reporting year through a 3TG survey using the CMRT. Then, we check the 3TG facilities’ status against the RMI’s facility database, to identify if they are conformant to the RMAP, or an equivalent independent assessment program, or source from recycled or scrap sources.
Identify the risk assessment scope. The risk assessment scope includes either in-scope suppliers that potentially do not meet our responsible minerals requirements, or the previously identified 3TG facilities that are potentially not conformant to the RMAP or an equivalent independent assessment program.
3 The equivalent independent assessment program includes the Responsible Jewellery Council’s (RJC) Chain-of-Custody Certification Program, or the London Bullion Market Association’s (LBMA) Responsible Gold Program.

OECD Step 3: Design and Implementation of a Strategy to Respond to Identified Risks
We commit to the responsible sourcing of all 3TG, and we undertake due diligence on the source and chain of custody of minerals from the relevant 3TG facilities, by expecting the participants in our minerals supply chain to use 3TG facilities that source responsibly and participate in the RMAP or an equivalent independent assessment program, or from recycled or scrap sources.
Adopt a risk management plan. HP is a RBA/RMI member and our due diligence measures are heavily based on the use of RMAP or the equivalent independent assessment programs that evaluate the practices of 3TG facilities that provide the 3TG minerals on our products. Through the collective power of the RBA/RMI members, we can drive positive changes to the 3TG facilities that are not willing to be part of a responsible sourcing program. In cases where those efforts are not successful, HP will consider an alternative source for the minerals that a 3TG facility could source responsibly. We may also require our suppliers to provide evidence of the transition to these alternative sources when appropriate.
Alignment with Procurement and Management teams. HP’s Responsible Minerals Team reviews the supplier status regularly in a survey cycle with the supplier relationship managers and escalates the results to senior Supply Chain Management. We held meetings every two weeks with supplier relationship managers, and had monthly updates with the Climate and Responsible Sourcing Director, who routinely met with the Chief Sustainability Officer and the Chief Enterprise Operations Officer during the 2025 survey cycle. These efforts supported our target to drive responsible minerals sourcing practices.
Engage independent outside consultant. When we obtain information that indicates there is a potential risk associated with a particular 3TG facility, we may seek information from industry sources, news and media, and other stakeholders. Where relevant, we may also engage with an independent outside consultant to support risk evaluation and our follow-up decisions and actions. While the challenges of tracing the source of minerals through the supply chain persist, we continue to closely monitor our information network as well as industry dynamics and work with suppliers to mitigate risks as relevant.
OECD Step 4: Support of Industry Organizations to Carry Out Independent Third-party Audits of Facilities’ Due Diligence Practices
HP leverages our membership in the RMI (member ID: HPQQ) to verify whether the 3TG facilities identified in our supply chain are participating in the RMAP, or an equivalent independent assessment program. We compare the relevant 3TG facilities to the facilities listed by RMI as either conformant or active4 with RMAP, which assesses facilities’ systems and processes for traceability of ore and demonstration of responsible sourcing.
HP co-leads the China Smelter Engagement team with RMI, organizes regular team meetings, engages directly with certain 3TG facilities, and promotes the RMI protocols and expectation of 3TG facilities to drive positive changes through collective efforts from the team members when there is a non-conformant risk.
We also engage cobalt and other minerals facilities when sourcing is unknown by participating in the RMI’s Emerging Minerals teams to verify smelters’ legitimacy, conduct outreach to drive them to participate in RMAP, and provide support when corrective actions are required.
OECD Step 5: Report on Supply Chain Due Diligence
4 Throughout this Conflict Minerals Report, “conformant” refers to facilities that are listed by RMI, for reporting year 2025, as conformant to RMAP assessment protocols (including certification or accreditation by similar independent assessment programs cross-recognized by RMAP such as the RJC’s Chain-of-Custody Certification Program, or LBMA Responsible Gold Program), and “active” refers to facilities that are listed by RMI as in the process of becoming conformant to RMAP.

HP reports on its supply chain due diligence in many ways, including through this Conflict Minerals Report. HP’s website reflects this report, a list of potential smelters and refiners, and additional information via our Sustainability Progress Report, each of which is updated from time to time.
Efforts on Reasonable Country of Origin Inquiry
We conducted a reasonable country of origin inquiry (“RCOI”) to determine whether any 3TG minerals in our products originated in the Covered Countries or were from recycled or scrap sources.
First, we conducted a 3TG minerals survey by using RMI’s CMRT and required our in-scope suppliers to identify the related 3TG facilities that are using tin, tantalum, tungsten, or gold on HP products.
Second, we cross-checked the 3TG facilities’ status with the RMI’s facility database to determine which facilities participate in the RMAP or an equivalent independent assessment program.
Third, we leveraged our membership in RMI to determine the country of origin of the 3TG facilities reported by our suppliers. We also engaged an outside independent consultant to assist us in determining whether reported 3TG facilities may have sourced from the Covered Countries or may source 3TG minerals exclusively from recycled or scrap sources.
Attachment A, provides a list of countries from which the supplier-reported 3TG facilities potentially sourced the raw materials.
Results
Below we detail the outcomes of our RCOI and related due diligence measures for the reporting year 2025 (“RY2025”):
Supplier Engagement
In RY2025, we deployed a 3TG minerals survey to over 200 in-scope suppliers utilizing RMI’s CMRT. All in-scope suppliers responded by HP’s deadline, achieving a 100% response rate. This is a foundational first step towards providing comprehensive visibility to our 3TG minerals supply chain, improved knowledge of the sources of our minerals and ensuring that our suppliers understand HP’s requirements.
Facility Assessment Status
In RY2025, our in-scope suppliers reported a total of 231 potential 3TG facilities, and over 99% of these facilities have been assessed by or are actively participating in an independent assessment program such as RMAP or are solely sourcing from recycled or scrap sources. Two facilities (<1%) that had previously achieved conformance lost their status in late 2025. Remediation efforts with the relevant supply chain partners remain ongoing at the time of publication of this report.
Due diligence results for all 3TG facilities identified
We summarized the outcomes of our due diligence for all 231 reported 3TG facilities and focused on those that were not reasonably believed to be sourcing exclusively from recycled or scrap sources or from outside the Covered Countries. After performing a RCOI, we concluded that:
(1) 134 of the facilities (58%) sourced 3TG exclusively from outside the Covered Countries.
(2) 74 of the facilities (32%) exclusively source 3TG from recycled or scrap sources.
(3) 23 of the 3TG facilities (10%) may have sourced from the Covered Countries.
The results outlined in (3) required HP to undertake further due diligence on the source and chain of custody of 3TG minerals in accordance with the SEC requirements. Based on the results of this enhanced due diligence, all 23 3TG facilities were identified by the RMI as conformant or in the process of becoming conformant with the RMAP assessment protocols during 2025.

Based on the information obtained through our RCOI and due diligence processes, we have no reason to believe that any of the 231 identified 3TG facilities directly or indirectly financed or benefited armed groups in the Covered Countries.
It should be noted that HP’s in-scope suppliers have reported to us nearly two-thirds of all RMI-eligible 3TG pinch-point facilities, and that a certain number of suppliers submitted CMRTs on the company level. Thus, we are not certain that all these facilities contributed to the production of HP products. This potential over-reporting reflects the complexity of multi-tier supply chains and, in some cases, sub-tier suppliers’ inability to provide customer-specific CMRTs to our suppliers.
Year-over-year status for all 3TG facilities identified
Chart 1 provides a year-over-year overview of all the supplier-reported 3TG facilities and the status of due diligence conducted to assess our overall progress. Two facilities (<1%) that had previously achieved conformance lost their status in late 2025, resulting in a year over year decline in conformance rate from 100% to 99%. Remediation efforts with the relevant supply chain partners remain ongoing at the time of publication of this report.

Efforts to Determine the Mine or Location of Origin with Greatest Possible Specificity
As a downstream actor, HP does not directly source minerals from mines and therefore relies primarily on independent assessment programs to collect and evaluate the upstream information, including the mine or location of origin of 3TG minerals. Consistent with the key role set forth by the OECD Guidance for downstream actors, our efforts to facilitate upstream mine or location of origin determinations are focused on supporting independent assessment programs such as the RMAP.
To determine the mine or location of origin of 3TG minerals, or to facilitate such determinations by independent assessment programs, we have undertaken the following actions:
•Surveyed in-scope 3TG suppliers during the reporting period of this Conflict Minerals Report using the CMRT, which includes questions regarding the country and, where available, the mine or location of origin, and required suppliers to make similar efforts throughout their supply chains using the CMRT.

•Reviewed the information we obtained on 3TG facilities, and any location of origin information if it was provided.
•Assessed any information on countries of origin available through our membership in the RMI for 3TG facilities. As part of the RMAP assessment protocols, independent auditors examine facilities’ sourcing practices, including countries of origin and, where available, mine-level information, even when the specific mine or location data is not disclosed to RMI members.
•Engage with an outside independent consultant to conduct RCOI or source of origin research for selected facilities as appropriate.
Steps to Further Mitigate Risk and Improve Due Diligence
While facilities’ conformance status may change throughout a reporting year, we remain committed to adhering to our RMS Policy and continuing to strengthen our due diligence program by conducting the following actions:
•Commit to follow the OECD Guidance for minerals’ responsible sourcing activities.
•Engage with 3TG in-scope suppliers and request updated information annually, conduct traceability audits to selected suppliers to verify the traceability systems effectiveness and validate the CMRT remotely or on site.
•Reinforce our requirement that 3TG in-scope suppliers encourage facilities they have identified in their supply chains to participate in an independent assessment program, including but not limited to the RMAP.
•Align the responsible sourcing timelines in our supply chain, provide training and industry good practices to support suppliers’ responsible minerals sourcing capabilities.
•Contribute our support to the RMI, including co-leading a sub-group under RMI, conducting outreach to facilities and encouraging participation in the RMAP process, and expanding our support scope to cover 3TG and emerging minerals.
•Expanding our due diligence activities across suppliers to capture sourcing data on additional minerals including cobalt, and other critical minerals.
•Actively participate in upstream initiatives through our industry memberships to support mining level engagements.

Attachment A
Countries of Origin
Based on RCOI information released by the RMI on March 27, 2026, and additional research by the independent external expert consultant, we believe that the countries of origin of the 3TG minerals from supplier-reported 3TG facilities may include the following countries.

Covered Countries    Outside Covered Countries

Democratic Republic of the Congo	Australia	Indonesia	Papua New Guinea
Burundi	Austria	Japan	Peru
Rwanda	Azerbaijan	Kazakhstan	Philippines
Tanzania	Bolivia	Kenya	Poland
Uganda	Brazil	Republic of Korea	Portugal
Zambia	Burkina Faso	Kyrgyzstan	Senegal
	Canada	Laos	Sierra Leone
	China	Liberia	South Africa
	Colombia	Madagascar	Spain
	Côte d'Ivoire	Malaysia	Suriname
	Eswatini	Mali	Sweden
	Ethiopia	Mexico	Tajikistan
	Finland	Mongolia	Thailand
	France	Morocco	Türkiye
	Germany	Mozambique	United Kingdom
	Ghana	Myanmar	United States of America
	Guinea	Namibia	Uzbekistan
	Guyana	New Zealand	Vietnam
	Honduras	Nigeria	Zimbabwe
India